SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Kubota Pharmaceutical Holdings Co., Ltd.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Dr. Ryo Kubota

Chairman, President and Chief Executive Officer

Kubota Pharmaceutical Holdings Co., Ltd.

4-20-3 Ebisu, Shibuya-ku

Tokyo, Japan 150-6018

+81 3-5789-5872

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

(1)	Names of Reporting Persons Ryo Kubota
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (Not Applicable)
(5)	Check of Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 10,791,176 (1)
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 10,791,176 (1)
	(10)	Shared Dispositive Power -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,791,176 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 28.1% (2)
(14)	Type of Reporting Person IN

(1)	Does not include stock options to acquire 239,478 shares of the Issuer’s common stock, without par value (the “Common Shares”), that are not exercisable within 60 days of the date of this Schedule 13D and, therefore, the underlying Common Shares are not deemed to be beneficially owned by the Reporting Person under Rule 13d-3 of the Act as of the date of this Schedule 13D.
(2)	Based on 37,877,705 Common Shares outstanding as of December 31, 2016 as reported in Exhibit 99.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2017.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by Ryo Kubota (the “Reporting Person”) with the SEC on February 2, 2015, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 filed with the SEC jointly by the Reporting Person, Hikaru Shimura, Yoshitaka Kitao, and Yoichi Tsuchiya on February 24, 2015, March 3, 2015, March 17, 2015, and May 14, 2015, respectively, and Amendment No. 5 filed with the SEC by the Reporting Person on January 22, 2016 (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 6 (this “Amendment”).

Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each item of the Statement remains unchanged. This Amendment is being filed (i) to report a change in the percentage of the outstanding Common Shares beneficially owned by the Reporting Person as a result of a change in the number of outstanding Common Shares and the vesting of certain options granted to the Reporting Person by the Issuer and (ii) to update certain information in connection with the Reincorporation (as defined below).

On November 30, 2016, the Issuer completed its change in place of incorporation (the “Reincorporation”), pursuant to which the Issuer became the publicly traded parent company of the Kubota group of companies. Each issued and outstanding share of common stock of Acucela Inc., a Washington corporation (“Acucela US”), was cancelled and converted into one Common Share of the Issuer. Pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended, the Issuer is the successor issuer to Acucela US. The Issuer’s Common Shares trade on the Tokyo Stock Exchange under the code 4596.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the Common Shares of Kubota Pharmaceutical Holdings Co., Ltd. (the “Issuer”).

The Issuer’s principal executive offices are located at:

4-20-3 Ebisu, Shibuya-ku

Tokyo, Japan

150-6018

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)	NAME OF PERSON FILING:

Ryo Kubota (the “Reporting Person”)

(b)	ADDRESS OF RESIDENCE OR PRINCIPAL BUSINESS ADDRESS:

4-20-3 Ebisu, Shibuya-ku

Tokyo, Japan

150-6018

(c)	The Reporting Person is currently employed by the Issuer and his employment is conducted at the address in (b) above.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CITIZENSHIP:

Japan

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

This Statement is being filed to update the percentage beneficial ownership information with respect to the Reporting Person as a result in the change in outstanding Common Stock of the Issuer and vesting of stock options.

On January 21, 2016, the Reporting Person was granted stock options (the “Stock Options”) to acquire 780,000 shares of Acucela US common stock at an exercise price of $10.14 per share for Stock Options determined to be incentive stock options and $9.22 per share for Stock Options determined to be nonqualified Stock Options. In connection with the Reincorporation, all unexpired, unexercised and outstanding options to purchase shares of Acucela US common stock were cancelled, and in exchange therefor, the Issuer issued stock acquisition rights to purchase Common Shares of the Issuer. Each such stock acquisition right to purchase Common Shares (1) is exercisable for the same number of Common Shares as such cancelled Acucela US stock option, (2) has the same exercise price as such cancelled Acucela US stock option, (3) is subject to the same vesting schedule, (4) has the same material terms as such cancelled Acucela US stock option (to the extent reasonably practicable under Japanese laws and regulations and not rendered inoperative as a result of the transaction), and (5) does not provide such cancelled Acucela US stock option holder with any additional benefits not provided under such cancelled Acucela US stock option. The stock acquisition rights issued by Kubota Holdings are governed by the Japanese Companies Act.

A total of 518,752 of the Stock Options are vested as of the date of this Amendment. 261,248 Stock Options shall vest on a pro-rata monthly basis from January 21, 2017 through January 21, 2019, with all Stock Options having been full vested on January 21, 2019.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The information contained in the cover page to this Statement is incorporated by reference into this item

(a) and (b)

No transactions in the Common Shares were effected by the Reporting Person within the past 60 days. This Amendment is being filed (i) to report a change in the percentage of the outstanding Common Shares beneficially owned by the Reporting Person as a result of a change in the number of outstanding Common Shares and the vesting of certain options granted to the Reporting Person by the Issuer and (ii) to update certain information in connection with the Reincorporation.

As of the date hereof, the Reporting Person is the direct beneficial holder of 10,791,176 Common Shares and has sole voting and dispositive power over such Common Shares which represent approximately 28.1%* of the outstanding Common Shares. The Reporting Person also has stock options to purchase 780,000 Common Shares, which vest in accordance with the Vesting Schedule outlined in Item 4 above. Stock options to purchase 540,522 Common Shares are currently exercisable within 60 days of the date of this Statement and therefore the underlying Common Shares are deemed to be beneficially owned by the Reporting Person under Rule 13d-3 of the Act as of the date of this Statement and are reflected in the number of shares held by the Reporting Person.

*	Based on 37,877,705 Common Shares outstanding as of December 31, 2016 as reported in Exhibit 99.1 to the Issuer’s Form 8-K, filed with the SEC on February 14, 2017.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2017

RYO KUBOTA

/s/ Ryo Kubota
Ryo Kubota